NO ACT

DC

PE 8-14-08

[redacted]

08052387

Act: 1934
Section:
Rule: 12H-3
Public Availability: 8|14|2008

August 14, 2008

Received SEC
AUG 14 2008
Washington, DC 20549

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Horsepower Holdings, Inc.
Incoming letter dated August 14, 2008

Based on the facts presented, it is the Division's view that the effectiveness of Horsepower Holdings, Inc.'s registration statement on Form S-4 and the post-effective amendment thereto during the fiscal year ending December 31, 2008 would not preclude Horsepower Holdings, Inc. from utilizing Rule 12h-3 under the Securities Exchange Act of 1934. In reaching this position, we particularly note the following:

- no securities of Horsepower Holdings, Inc. were sold pursuant to the registration statement on Form S-4;
- Horsepower Holdings, Inc. filed a post-effective amendment to the registration statement on Form S-4 to deregister the unsold securities; and
- Horsepower Holdings, Inc. will file a Form 15 making appropriate claims pursuant to Exchange Act Rule 12h-3 on or before the due date of its Form 10-Q for the quarter ended June 30, 2008.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Charles Kwon
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2008

Mail Stop 3010

Nick D. Nicholas, Partner
Porter & Hedges LLP
Attorneys at Law
Reliant Energy Plaza
1000 Main Street, 36th Floor
Houston, Texas 77002

Re: Horsepower Holdings Inc.

Dear Mr. Nicholas:

In regard to your letter of August 14, 2008, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

PORTER & HEDGES LLP
ATTORNEYS AT LAW

Nick D. Nicholas
Partner
(713) 226-6637 Phone
(713) 226-6237 Fax
nnicholas@porterhedges.com

RELIANT ENERGY PLAZA
1000 Main Street, 36th Floor
Houston, Texas 77002
Telephone (713) 226-6000
Telecopier (713) 228-1331
porterhedges.com

Securities Exchange Act of 1934
Sections 15(d) and 12(h) and Rule 12h-3

August 14, 2008

Via Federal Express
Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Horsepower Holdings, Inc.
Commission File No. 333-150895

Ladies and Gentlemen:

On behalf of Horsepower Holdings, Inc., a Delaware corporation (the "Company"), we hereby request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it concurs with the Company's view that the effectiveness of the Company's S-4 Registration Statement (defined below) during the fiscal year ending December 31, 2008 would not preclude the Company from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, thereby suspending the Company's duty to file with the Commission the periodic reports otherwise required by Sections 15(d) and 13(a) of the Exchange Act with respect to the fiscal year in which the S-4 Registration Statement became effective (*i.e.*, the fiscal year ending December 31, 2008). Alternatively, we request an exemption for the Company from the requirement to file such reports pursuant to Section 12(h) of the Exchange Act.

I. Factual Background

The Company was formed on April 15, 2008, to facilitate the proposed merger of Grey Wolf, Inc., a Texas corporation ("Grey Wolf"), and Basic Energy Services, Inc., a Delaware corporation ("Basic"). On May 14, 2008, pursuant to the Securities Act of 1933, as amended (the "Securities Act"), the Company filed a registration statement on Form S-4 (File No. 333-150895), as most recently amended on June 10, 2008 (the "S-4 Registration Statement"), which related to the offer and sale of 96,802,256 shares of common stock of the Company (the

"Securities") in connection with the proposed merger of Grey Wolf and Basic with and into the Company.

The Registration Statement was declared effective on June 10, 2008, but the proposed merger was not approved by the shareholders of Grey Wolf at the Grey Wolf Special Meeting held on July 15, 2008. Accordingly, the merger agreement for the transaction was terminated on July 15, 2008. No Securities were sold, or will be sold, pursuant to the S-4 Registration Statement and a post-effective amendment to the Registration Statement was filed to deregister the Securities. Since its inception, the Company's only two shareholders of record have been Grey Wolf and Basic. There are currently outstanding 100 shares of common stock of the Company, 50 shares each owned by Grey Wolf and Basic. Although the Company contemplated a high yield debt offering in connection with the proposed transaction, no offers or sales of these securities were made. Except for the shares of common stock owned by Grey Wolf and Basic, no securities of the Company are outstanding. Each of the shareholders acquired its shares of common stock prior to the filing of the S-4 Registration Statement pursuant to an exemption from registration under the Securities Act. The Company did not engage in any business operations, other than organizational activities and activities related to the proposed transaction and related withdrawal and deregistration. The Company had only nominal assets with balance sheet footings of only $100, as disclosed in the S-4 Registration Statement. The Company was dissolved by the Secretary of State of the State of Delaware on July 29, 2008.

Neither the Securities nor any other class of securities of the Company were ever sold or registered or required to be registered under Section 12 of the Exchange Act and, except for the S-4 Registration Statement, no other registration statements have been filed or declared effective. Although the Company issued no securities under the S-4 Registration Statement, the Company would continue to be subject to the reporting obligations imposed under Section 15(d) of the Exchange Act, absent the relief requested hereby. Section 15(d) provides that the periodic reporting requirements of Section 13 are applicable to any issuer that files a registration statement that becomes effective under the Securities Act. Although Exchange Act Rule 12h-3 provides for the immediate suspension from these requirements upon the filing of a Form 15 by an issuer with respect to a class of securities held by less than 300 record holders, subsection (c) of Rule 12h-3 provides that Rule 12h-3 is unavailable in any fiscal year in which a registration statement under the Securities Act became effective.

As discussed above, all of the Company's issued and outstanding securities were held of record and beneficially by only two shareholders. If the Company's request is granted, the Company will file a Form 15 on or before August 14, 2008, the date on which the Company's next periodic report, the quarterly report on Form 10-Q for the quarter ended June 30, 2008, would be due pursuant to the Exchange Act. The Company will certify pursuant to the Form 15 that the Company's issued and outstanding securities are held of record by less than 300 persons, and the Company represents that as of the date hereof, the Company has filed, and as of the date the Form 15 is filed, the Company will have filed all current and periodic reports required by

Section 13(a) of the Exchange Act. The Company meets the requirements of Rule 12h-3, except Rule 12h-3(c). Rule 12h-3(c) precludes the Company from utilizing Rule 12h-3(b)(1)(i) to suspend its reporting requirements under Section 15(d) of the Exchange Act with respect to the current fiscal year. Therefore, for the reasons discussed below, the Company hereby requests that the Staff of the Commission confirm that it concurs with the Company's view that the effectiveness of the S-4 Registration Statement during the fiscal year ending December 31, 2008 would not preclude the Company from utilizing Rule 12h-3 under the Exchange Act, thereby suspending the Company's duty to file with the Commission the periodic reports otherwise required by Sections 15(d) and 13 of the Exchange Act with respect to the fiscal year in which the S-4 Registration Statement became effective (*i.e.*, the fiscal year ending December 31, 2008). Alternatively, the Company requests an exemption from the requirement to file such reports pursuant to Section 12(h) of the Exchange Act.

II. Discussion

We respectfully submit that Section 15(d) of the Exchange Act and Rule 12h-3(c) thereunder should not be interpreted in a manner that would require the Company to file any additional current or periodic reports required by Section 13(a) of the Exchange Act merely because the S-4 Registration Statement was filed and became effective during 2008.

The Commission has stated that "the purpose of [periodic reporting under] Section 15(d) is to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply." *Exchange Act Release No. 34-20263* (Oct. 5, 1983) (the "Release"). In the Release, the Commission stated that the Rule 12h-3(c) limitation with respect to the fiscal year in which a registration statement under the Securities Act becomes effective "is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." *Id.*

Here, although the S-4 Registration Statement was declared effective, the Company's merger was not consummated. No securities of the Company were sold to the public pursuant to the S-4 Registration Statement; there are no public stockholders of the Company; the Company did not conduct any significant business operations and the Company had only nominal assets. Therefore, because the Company has no "investing public" to which information about its activities through the end of fiscal year 2008 should be made available, and has no substantive business activities on which to report, the policy rationale behind Rule 12h-3(c)'s limitation upon the use of Form 15 for a class of securities for any fiscal year in which a registration statement relating to that class becomes effective under the Securities Act is not applicable.

The Commission further stated in the Release, that "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed..." *Id.* In the Company's case, the burdens imposed by the application of Rule 12h-3(c) clearly outweigh any benefits. The Company has had no meaningful operations, but the preparation and filing of periodic reports would impose a substantial financial burden on the Company and would involve significant management efforts. Because the Company has no public stockholders, no purchasers in a registered public offering, no significant business operations and no significant assets, the investing public would derive no benefit from requiring the Company to commence filing periodic reports required by Section 13 of the Exchange Act.

The Staff has recognized in a number of situations similar to the Company's, where no securities were sold pursuant to an effective registration statement, that the application of Rule 12h-3(c) is not always justified by public policy considerations and accordingly, has taken a no-action position such as that requested herein. See, e.g., *Liberty Lane Acquisition Corp.*, July 17, 2008, *Barclays (Netherlands) N.V.*, June 26, 2008, *Telemar Participações S.A.*, June 20, 2007, *Wintegra, Inc.*, August 11, 2006, *Watchdata Technologies Ltd.*, June 29, 2006, *ADVISORS REIT I, Inc.*, March 31, 2006, *Infiniti Solutions Ltd.*, March 8, 2005, and *Synetics Solutions, Inc.*, October 15, 2004. In a number of these situations the registrant had material operations and assets and the Staff nonetheless took a no-action position such as that requested herein. Here the Company has neither.

Therefore, the Company hereby requests that the Staff of the Commission confirm that it concurs with the Company's view that the effectiveness of the S-4 Registration Statement during the fiscal year ending December 31, 2008 would not preclude the Company from utilizing Rule 12h-3 under the Exchange Act, thereby suspending the Company's duty to file with the Commission the periodic reports otherwise required by Sections 15(d) and 13 of the Exchange Act with respect to the fiscal year in which the S-4 Registration Statement became effective (*i.e.*, the fiscal year ending December 31, 2008). Alternatively, the Company requests an exemption from the requirement to file such reports pursuant to Section 12(h) of the Exchange Act.

III. Conclusion

The Staff has recognized that, with respect to Section 15(d) of the Exchange Act, the benefits to the investing public of periodic reporting by an issuer may not be justified in light of the burdens imposed. In the Company's case, the investing public derives no benefit from requiring the Company to file periodic reports required by Section 13(a) of the Exchange Act because the Company only had two shareholders, there have been no purchasers in a registered public offering, and the Company conducts no meaningful business operations and has no significant assets. Moreover, the burden of imposing Exchange Act reporting obligations on the Company would be substantial.

In light of the foregoing, we request, on behalf of the Company, that the Staff of the Commission confirm that it concurs with the Company's view that the effectiveness of the S-4 Registration Statement during the fiscal year ending December 31, 2008 would not preclude the

Company from utilizing Rule 12h-3 under the Exchange Act, thereby suspending the Company's duty to file with the Commission the periodic reports otherwise required by Sections 15(d) and 13 of the Exchange Act with respect to the fiscal year in which the S-4 Registration Statement became effective (*i.e.*, the fiscal year ending December 31, 2008). Alternatively, the Company requests an exemption from the requirement to file such reports pursuant to Section 12(h) of the Exchange Act.

If you have any questions with respect to this request or require additional information, please do not hesitate to call the undersigned at (713) 226-6637. If you disagree with the views expressed in this letter, we would appreciate the opportunity to discuss this matter before a written response is provided. In accordance with Release No. 33-6269 (Dec. 5, 1980), we have enclosed seven additional copies of this letter. We would appreciate if you would acknowledge receipt of this letter by date stamping the extra enclosed copy of this letter and returning it to the undersigned in the enclosed, self-addressed stamped envelope.

Very truly yours,

Nick D. Nicholas

NDN

cc: Kenneth V. Huseman, Basic Energy Services, Inc.
David W. Wehlmann, Horsepower Holdings, Inc.

END